                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                           Pursuant to Section 15(d)
                   of the Securities and Exchange Act of 1934

          For the fiscal years ended December 31, 1992, 1993 and 1994


A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

                 HANOVER DIRECT, INC. SAVINGS & RETIREMENT PLAN
                            c/o HANOVER DIRECT, INC.
                             1500 Harbor Boulevard
                          Weehawken, New Jersey 07087

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                             1500 Harbor Boulevard
                          Weehawken, New Jersey 07087

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hanover Direct, Inc. Savings and Retirement Plan (formerly The Horn & Hardart Company Savings Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the three years ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the three years ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules attached to the financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


New York, New York                                          ARTHUR ANDERSEN LLP
June 23, 1995

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1993 AND 1994

                                                                 December 31, 1993
                                                 -----------------------------------------------
                                                  Fixed   Conservative    Capital   Conservative
                                                 Income     Bond          Growth      Equity
                                                  Fund      Fund           Fund        Fund
                                                 -----------------------------------------------
Assets:
Fund Receivable (Payable)                        $48,794    $3,307        $5,368      $5,924

Interfund Receivable (Payable)                    38,352

Plan Participant Loan Receivable                 208,526

Unallocated Contributions                         38,168     6,210        14,055      10,488

Investment in Group Annuity Contract              11,641
Investment in GIC Fund - PW Trust              2,775,053
Investment in Bond Fund - PW Trust                         493,213
Investment in Growth Fund - PW Trust                                     948,678
Investment in Equity Fund - PW Trust                                                 982,663
Investment in Balanced Value Fund - PW Trust
Investment in Hanover Direct, Inc.
  Common Stock (at market) - Chemical Bank
Investment in Hanover Direct, Inc.
  Common Stock (at market) - PW Trust
                                               -------------------------------------------------
Total Assets                                   3,120,534   502,730       968,101     999,075

Liabilities and Fund Balance:

Contributions Payable:
 Hanover Direct, Inc. & Subsidiaries
 Due to HDI Union Fund                             5,045       322         1,400         910
Accrued Cash Withdrawals                      --------------------------------------------------
Net Assets Available for Benefits             $3,115,489  $502,408      $966,701    $998,165
                                              ==================================================

                                                          December 31, 1993
                                                 -------------------------------------
                                                   Balanced       Hanover
                                                     Value      Direct, Inc.
                                                     Fund        StockFund    Combined
                                                 -------------------------------------
Assets:
Fund Receivable (Payable)                           $6,849       ($1,748)     $68,494

Interfund Receivable (Payable)                                   (38,352)           0

Plan Participant Loan Receivable                                              208,526

Unallocated Contributions                           15,455         5,902       90,278

Investment in Group Annuity Contract                                           11,641
Investment in GIC Fund - PW Trust                                           2,775,053
Investment in Bond Fund - PW Trust                                            493,213
Investment in Growth Fund - PW Trust                                          948,678
Investment in Equity Fund - PW Trust                                          982,663
Investment in Balanced Value Fund - PW Trust     1,267,462                  1,267,462
Investment in Hanover Direct, Inc.
  Common Stock (at market) - Chemical Bank                        76,575       76,575
Investment in Hanover Direct, Inc.
  Common Stock (at market) - PW Trust                          1,326,882    1,326,882
                                               --------------------------------------
Total Assets                                     1,289,766     1,369,259    8,249,465

Liabilities and Fund Balance:

Contributions Payable:
 Hanover Direct, Inc. & Subsidiaries                                                0
 Due to HDI Union Fund                               1,248          685         9,610
Accrued Cash Withdrawals                      ---------------------------------------
Net Assets Available for Benefits               $1,288,518   $1,368,574    $8,239,855
                                              =======================================



                                                                        December 31, 1994
                                                   ------------------------------------------------------
                                                     Fixed      Conservative     Capital   Conservative
                                                    Income          Bond         Growth      Equity
                                                     Fund           Fund          Fund        Fund
                                                   ------------------------------------------------------
Assets:
Fund Receivable (Payable)                         $328,925        $31,279       $65,054       $56,356

Interfund Receivable (Payable)

Plan Participant Loan Receivable                   427,989

Unallocated Contributions                           41,358          7,782        16,339        13,083

Investment in Group Annuity Contract                     0
Investment in GIC Fund - PW Trust                3,834,203
Investment in Bond Fund - PW Trust                                582,898
Investment in Growth Fund - PW Trust                                          1,404,022
Investment in Equity Fund - PW Trust                                                        1,289,586
Investment in Balanced Value Fund - PW Trust
Investment in Hanover Direct, Inc.
  Common Stock (at market) - Chemical Bank
Investment in Hanover Direct, Inc.
  Common Stock (at market) - PW Trust
                                                ---------------------------------------------------------
Total Assets                                     4,632,475        621,959     1,485,415     1,359,025

Liabilities and Fund Balance:

Contributions Payable:
 Hanover Direct, Inc. & Subsidiaries                28,206            858         3,219         1,665
 Due to HDI Union Fund
Accrued Cash Withdrawals                        ---------------------------------------------------------
Net Assets Available for Benefits               $4,604,269       $621,101    $1,482,196    $1,357,360
                                                =========================================================



                                                          December 31, 1994
                                              ------------------------------------------
                                                Balanced        Hanover
                                                 Value        Direct, Inc.
                                                  Fund         StockFund       Combined
                                              ------------------------------------------
Assets:
Fund Receivable (Payable)                        $55,276         $9,559        $546,449

Interfund Receivable (Payable)                                                        0

Plan Participant Loan Receivable                                                427,989

Unallocated Contributions                         19,239          6,093         103,894

Investment in Group Annuity Contract                                                  0
Investment in GIC Fund - PW Trust                                             3,834,203
Investment in Bond Fund - PW Trust                                              582,898
Investment in Growth Fund - PW Trust                                          1,404,022
Investment in Equity Fund - PW Trust                                          1,289,586
Investment in Balanced Value Fund - PW Trust   1,624,488                      1,624,488
Investment in Hanover Direct, Inc.
  Common Stock (at market) - Chemical Bank                       44,538          44,538
Investment in Hanover Direct, Inc.
  Common Stock (at market) - PW Trust                           839,506         839,506
                                              -----------------------------------------
Total Assets                                   1,699,003        899,696      10,697,573

Liabilities and Fund Balance:

Contributions Payable:
 Hanover Direct, Inc. & Subsidiaries               3,828          2,305          40,081
 Due to HDI Union Fund                                                                0
Accrued Cash Withdrawals                      -----------------------------------------
Net Assets Available for Benefits             $1,695,175       $897,391     $10,657,492
                                              =========================================

The accompanying Notes to the Financial Statements are an integral part of these statements.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE THREE YEARS ENDED DECEMBER 31, 1994


                                                       December 31, 1992
                                        ----------------------------------------
                                           Fixed         Hanover
                                          Income       Direct, Inc.
                                            Fund        StockFund     Combined
                                         ---------------------------------------
Increases in Net Assets
  Attributed to:

Interest Income                               $354,811          $0      $354,811

Plan Participant Loan Receivable                                               0

Contributions :
  Participants                                 966,694                   966,694
  Hanover Direct, Inc. & Subsidiaries
    (net of credited forfeitures of $45,223,
    $0 and $36,579 in 1992, 1993 and
    1994, respectively)                        283,821                   283,821
  Interfund Transfers                          (90,627)     90,627             0
                                            ------------------------------------
                                             1,159,888      90,627     1,250,515
                                            ------------------------------------
Total Additions                              1,514,699      90,627     1,605,326

Decreases in Net Assets
  Attributed to:

Disbursements, Withdrawals,
  Terminations and Administrative Costs        657,195                   657,195

Unallocated Forfeitures                         95,292                    95,292

Net Change in Depreciation
  (Appreciation) on Fund Investments                        (2,407)       (2,407)
                                              ----------------------------------
Total Deductions (Additions)                   752,487      (2,407)      750,080
                                              ----------------------------------
Net Increase (Decrease)                        762,212      93,034       855,246

Net Assets Available for Benefits:
Begining of Year                             4,531,232      65,852     4,597,084
                                            ------------------------------------
End of Year                                 $5,293,444    $158,886    $5,452,330
                                            ====================================


                                                                        December 31, 1993
                                      ------------------------------------------------------------------------------------------
                                       Fixed      Conservative   Capital    Conservative    Balanced       Hanover
                                      Income          Bond        Growth       Equity         Value     Direct, Inc.
                                       Fund           Fund         Fund         Fund          Fund        StockFund     Combined
                                      ------------------------------------------------------------------------------------------
Increases in Net Assets
  Attributed to:

Interest Income                          $73,172        $139          $275        $275           $313         $101       $74,275

Plan Participant Loan Receivable         208,526                                                                         208,526

Contributions :
  Participants                         2,057,907                                                                       2,057,907
  Hanover Direct, Inc. &
     Subsidiaries
    (net of credited forfeitures
    of $45,223, $0 and $36,579
      in 1992, 1993 and
    1994, respectively)                  428,289                                                                         428,289
  Interfund Transfers                 (3,767,622)    493,687       934,526     968,591      1,246,768      124,050             0
                                      ------------------------------------------------------------------------------------------
                                      (1,281,426)    493,687       934,526     968,591      1,246,768      124,050     2,486,196
                                      ------------------------------------------------------------------------------------------
Total Additions                         (999,728)    493,826       934,801     968,866      1,247,081      124,151     2,768,997

Decreases in Net Assets
  Attributed to:

Disbursements, Withdrawals,
  Terminations and
        Administrative Cost            1,200,843       4,126         9,389       9,273         12,488        3,083     1,239,202

Unallocated Forfeitures                   24,135         384           759         555            777        9,969        36,579

Net Change in Depreciation
  (Appreciation) on Fund Investments     (46,751)    (13,092)      (42,048)    (39,127)       (54,702)  (1,098,589)   (1,294,309)
                                      ------------------------------------------------------------------------------------------
Total Deductions (Additions)           1,178,227      (8,582)      (31,900)    (29,299)       (41,437)  (1,085,537)      (18,528)
                                      ------------------------------------------------------------------------------------------
Net Increase (Decrease)               (2,177,955)    502,408       966,701     998,165      1,288,518    1,209,688     2,787,525

Net Assets Available for Benefits:
Begining of Year                       5,293,444                                                           158,886     5,452,330
                                      ------------------------------------------------------------------------------------------
End of Year                           $3,115,489    $502,408      $966,701    $998,165     $1,288,518   $1,368,574    $8,239,855
                                      ==========================================================================================

                                                                         December 31, 1994
                                   ---------------------------------------------------------------------------------------------
                                      Fixed     Conservative   Capital    Conservative    Balanced      Hanover
                                     Income         Bond       Growth        Equity         Value     Direct, Inc.
                                       Fund         Fund        Fund          Fund          Fund       StockFund      Combined
                                   ---------------------------------------------------------------------------------------------
Increases in Net Assets
  Attributed to:

Interest Income                          $8,258        $284         $678           $477         $688          $969       $11,354

Plan Participant Loan Receivable        219,463                                                                          219,463

Contributions :
  Participants                        3,238,420                                                                        3,238,420
  Hanover Direct, Inc.
           & Subsidiaries
    (net of credited forfeitures of
    $0 and $36,579 in 1992, 1993 an
    1994, respectively)                 610,792                                                                          610,792
  Interfund Transfers                (1,563,108)    131,005      548,567        358,551      425,262        99,723             0
                                   ---------------------------------------------------------------------------------------------
                                      2,286,104     131,005      548,567        358,551      425,262        99,723     3,849,212
                                   ---------------------------------------------------------------------------------------------
Total Additions                       2,513,825     131,289      549,245        359,028      425,950       100,692     4,080,029

Decreases in Net Assets
  Attributed to:

Disbursements, Withdrawals,
  Terminations and
  Administrative Cost                 1,208,284       4,230       13,572         12,886       17,032           833     1,256,837

Unallocated Forfeitures                  17,142       1,211        3,828          1,665        3,219         2,305        29,370

Net Change in Depreciation
  (Appreciation) on
                Fund Investment        (200,381)      7,155       16,350        (14,718)        (958)      568,737       376,185
                                   ---------------------------------------------------------------------------------------------
Total Deductions (Additions)          1,025,045      12,596       33,750           (167)      19,293       571,875     1,662,392
                                   ---------------------------------------------------------------------------------------------
Net Increase (Decrease)               1,488,780     118,693      515,495        359,195      406,657      (471,183)    2,417,637

Net Assets Available for Benefits:
Begining of Year                      3,115,489     502,408      966,701        998,165    1,288,518     1,368,574     8,239,855
                                   ---------------------------------------------------------------------------------------------
End of Year                          $4,604,269    $621,101   $1,482,196     $1,357,360   $1,695,175      $897,391   $10,657,492
                                   =============================================================================================

The accompanying Notes to the Financial Statements are an integral part of these statements.

                              HANOVER DIRECT, INC.
                          SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1992, 1993 and 1994


NOTE 1.  DESCRIPTION OF THE PLAN

         The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan"), formerly The Horn & Hardart Company Savings Plan, commenced April 1, 1983. Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21, have credit for not less than one year of service (1000 hours), and have applied for participation in the Plan.

         Participants whose annual base salary is under $66,000 may make pre-tax contributions of up to 10% of their total annual compensation ("Basic Contribution"). The Company matches one-third of these pre-tax contributions up to 6% of their total annual compensation ("Employer Contribution"). These same participants may contribute up to 10% of their total annual compensation on a voluntary basis ("Voluntary Contribution"). The Voluntary Contributions are not tax-deferred and must, therefore, be considered an after-tax contribution. Voluntary Contributions are not matched by the Company. The participants have the right to elect that contributions (Basic, Employer, and Voluntary Contributions) be allocated to any combination of six funds. The six funds are Fixed Income ("GIC") Fund, Hanover Direct, Inc. Stock Fund, which invests only in common stock of the Company, a party in interest, Conservative Bond Fund, Capital Growth Fund, Conservative Equity Fund, and a Balanced Value Fund.

         A participant whose total annual compensation is in excess of $66,000, or a highly compensated employee ("HCE"), is limited to pre-tax contributions of 4-1/2% of their total annual compensation. The Company matches one-third of these contributions. No Voluntary Contributions are permitted by an HCE.

         There is a $9,240 maximum limitation on employee pre-tax contributions for 1994 ($8,994 in 1993). In 1994 the HCE maximum compensation limit for contributions was reduced to $150,000. The Plan elected to maintain a 4 - 1/2% maximum contribution level on HCE's, limiting this group to a maximum contribution of $6,750.

         There were 868, 1,621 and 2,086 participants in the Plan at December 31, 1992, 1993 and 1994, respectively.

         A participant will become 100% vested in the account value of the employer's contribution upon the earlier of: the completion of five calendar years of vesting service, retirement or termination after reaching age 62, death while an employee, or because of permanent disability. A participant becomes 20% vested in the Company's matching contribution for each year of service to the Company after a one year eligibility period. A participant may elect to withdraw from his supplemental account an amount not to exceed his vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. Forfeitures of $29,370 from the 1994 Plan year will be used to reduce Company contributions to participants in 1995.

         Beginning April 1, 1993, participants are allowed to take out loans of up to 50% of their individual vested balance as of the most current Plan valuation. The minimum loan is $500 while the maximum is $50,000. The loans can be for a period between one to five years, in whole year increments, bearing a fixed rate of interest of the Prime Rate plus one percent, determined at the time of loan issuance. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

         The Plan participant loan receivable amounted to $427,989 and $208,526 at December 31, 1994 and 1993, respectively with interest rates ranging from 7.0% to 9.5% at the end of 1994.

         Administrative costs of the Plan are borne by the Plan and were $63,712 and $34,762 in 1994 and 1993, respectively. These costs are included in disbursements, withdrawals, terminations and administrative costs.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

         Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Investments in the GIC Fund are stated at contract value which represents cost plus a guaranteed return. Investments in the Conservative Bond Fund, Balanced Value Fund, Conservative Equity Fund, and Capital Growth Fund are stated at initial unit value plus income earned and accrued as of the valuation date, the last bank business day of the month.

         The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.


NOTE 3.  INVESTMENTS

         A Group Annuity Contract (the "Contract") with New York Life Insurance Company ("New York Life") was approved January 1, 1991. The Contract provided for a guaranteed 8.15% rate of return for 1991 through 1993 on contributions made in 1991. Contributions made since the beginning of 1993 were invested in the five Paine Webber funds plus Company stock.

         In December 1992, the Company appointed Pain Webber Trust Company ("PWTC") as the new Investment Advisor/Custodian of the Plan funds. Five new funds plus Company stock were made available to all plan participants as investment options effective April 1, 1993. Maturing funds that were held at New York Life were rolled over to the GIC Fund at PWTC on December 31, 1992. The Fixed Income Fund, $1.6 million, remained in the New York Life Contract earning a rate of 8.15% per annum, until its maturity on December 31, 1993, when it was transferred to the PWTC GIC Fund.

         Contributions to the Conservative Bond Fund are invested in investment grade bonds and other fixed income securities. The fund may maintain a cash equivalent position not exceeding 25% of the Fund's total value. Balanced Value Fund contributions are invested in equity and fixed income securities. Contributions to the Conservative Equity Fund are invested in equity securities of conservative companies with medium to large market capitalizations. Contributions to the Capital Growth Fund are invested in the equity of companies. Contributions to the Hanover Direct, Inc. Stock Fund are invested in the common stock of the Company, a party in interest. As of December 31, 1993 and December 31, 1994, the stock fund held 227,387 and 242,669 shares respectively, at corresponding market values of $1,403,356 and $884,044. The stock price at June 19, 1995, was $2.813 per share. All contributions and distributions are made to/from the Fixed Income Fund. All of the above mentioned investments exceed 5% of the Plan's net assets available for benefits as of December 31, 1994 and December 31, 1993.


NOTE 4.  UNALLOCATED CONTRIBUTIONS

         The unallocated contributions consist of employee and employer contributions that as of December 31, 1993 and December 31, 1994 have not been allocated to the proper participant elected funds. These amounts were invested in a money market fund earning interest until the allocations were made in the first quarter of 1994 and 1995, respectively.


NOTE 5.  FUND RECEIVABLE

         The fund receivable consists of unallocated employee and employer contributions owed to the fund for 1993 and 1994. These amounts were received by the fund in 1994 and 1995, respectively, and then subsequently allocated among the proper funds.

NOTE 6.  CONTRIBUTION PAYABLE

         The contribution payable for December 31, 1993 consists of The Company Store Union Savings and Retirement Plan contributions and earnings deposited in the Plan. The Company acquired Company Store Holdings, Inc. during the 1993 fiscal year. A portion of their employees are covered by a collective bargaining agreement which would prohibit these individuals from participating in the Plan. Contributions by the above-mentioned employees were originally made to the Plan until their prohibition was determined. A separate plan was established and substantially all of the contributions were transferred to the new plan. The remaining contributions and related earnings were transferred to the new plan in 1994. The December 31, 1994 contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants and excess Employer Contributions made by Hanover Direct, Inc. The forfeited amounts and the excess contribution will be used to reduce the Company's contributions to participants in 1995.

         Some participants requesting loan withdrawals at the end of the 1994 plan year were not paid until 1995. These withdrawals amounted to $2,000.


NOTE 7.  NET DEPRECIATION (APPRECIATION) ON FUND INVESTMENTS

         The net depreciation (appreciation) on fund investments at December 31, 1994 consists of unrealized depreciation of approximately $578,000 and an aggregate realized gain of approximately $202,000. The Plan sold investments with an approximate aggregate cost of $965,000. This sale resulted in aggregate proceeds of approximately $1,167,000. The cost of the investments sold is determined using an average cost basis.


NOTE 8.  PLAN TERMINATION

         The Plan may be terminated at any time at the Company's sole discretion. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participants' account would fully vest immediately.


NOTE 9.  TAX STATUS

         The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994 is qualified under Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. In management's opinion, based on the advice of counsel, the Plan continues to be a qualified plan as defined by the Internal Revenue Code.

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       HANOVER DIRECT, INC. SAVINGS &
                                           RETIREMENT PLAN




Date:  June 29, 1995                       s/Wayne P. Garten
                                           -----------------
                                            Wayne P. Garten




                                           s/Michael P. Sherman
                                           --------------------
                                            Michael P. Sherman




                                           s/Edward J. O'Brien
                                           -------------------
                                            Edward J. O'Brien

               HANOVER DIRECT, INC.  SAVINGS AND RETIREMENT PLAN
                              FORM 5500 - ITEM 27A
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1994


            Description                         Cost         Current Value
- --------------------------------------------------------------------------
Investment in Guaranteed Income
  Contract Portfolio - Paine Webber             $3,601,283      $3,834,203

Investment in Conservative Bond
  Portfolio - Paine Webber Trust                   577,961         582,898

Investment in Capital Growth
  Portfolio - Paine Webber Trust                 1,378,293       1,404,022

Investment in Conservative Equity
  Portfolio - Paine Webber Trust                 1,236,587       1,289,586

Investment in Balanced Value
  Portfolio - Paine Webber Trust                 1,577,275       1,624,488

Investment in Hanover Direct, Inc.
  Common Stock (1)                                 777,425         884,044

Plan Participant Loan Receivable (2)              $427,989         427,989
                                                --------------------------
   Total assets held for investment purposes    $9,576,813     $10,047,230
                                                ==========================


(1)  Represents party in interest.
(2) Terms of these loans generally range from 1 to 5 years and bear interest ranging from 7.0% to 9.5%.

               HANOVER DIRECT, INC.  SAVINGS AND RETIREMENT PLAN
                              FORM 5500 - ITEM 27D
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


Series of Transactions
                                                                                                  Expense
    Identity                                                  Purchase      Selling     Lease   Incurred With
 Party Involved         Description                           Price(1)      Price(1)   Rental    Transaction
- -------------------------------------------------------------------------------------------------------------
Paine Webber Trust      Investment in Guaranteed Income
                         Contract Portfolio                     $15.86                  ----        ----

Paine Webber Trust      Investment in Guaranteed Income
                         Contract Portfolio                                   $16.26    ----        ----

Paine Webber Trust      Investment in Capital Growth
                         Portfolio                              $11.35                  ----        ----

Paine Webber Trust      Investment in Balanced Value
                         Portfolio                              $18.22                  ----        ----



    Identity                                                                  Current
 Party Involved         Description                                Cost        Value      Net Gain
- --------------------------------------------------------------------------------------------------
Paine Webber Trust      Investment in Guaranteed Income
                         Contract Portfolio                     $3,096,841   $3,096,841    ----

Paine Webber Trust      Investment in Guaranteed Income
                         Contract Portfolio                       $415,192     $434,420    $19,228

Paine Webber Trust      Investment in Capital Growth
                         Portfolio                                $601,468     $601,468    ----

Paine Webber Trust      Investment in Balanced Value
                         Portfolio                                $540,823     $540,823    ----


Individual Transactions


                                                                                                  Expense
    Identity                                                  Purchase      Selling     Lease   Incurred With
 Party Involved         Description                           Price(1)      Price(1)   Rental    Transaction
- ---------------------------------------------------------------------------------------------------------------
Paine Webber Trust      Investment in Guaranteed Income
                         Contract Portfolio                     $15.65                  ----        ----

                        (1)Average price





    Identity                                                                  Current
 Party Involved         Description                                Cost        Value      Net Gain
- --------------------------------------------------------------------------------------------------
Paine Webber Trust      Investment in Guaranteed Income
                         Contract Portfolio                  1,821,265       1,821,265    ----

                        (1)Average price

                                EXHIBIT INDEX
                                -------------


          Exhibit 23.1     Consent of Independent Public Accountants